Filed Pursuant to Rule 433

Registration No. 333-158663

Balancing Risk and Reward

More and more investors these days are looking for ways to access market opportunities while managing their risks. Market-Linked Investments may provide a solution. Offered by Merrill Lynch and issued by Bank of America (Merrill Lynch’s parent company) and other corporations, these debt securities enable investors to implement market views and balance their risk and return profiles in ways that may not be feasible with traditional stocks, bonds and managed funds.

What Are Market-Linked Investments?

In simplest terms, they’re debt securities, or bonds, that have a return that is linked to the performance of another asset or assets. Like other corporate bonds, Market-Linked Investments are issued for fixed terms and remain subject to issuer credit risk. Except instead of paying you a traditional interest coupon, Market-Linked Investments provide you with exposure to the performance of a market index, an individual stock, commodities, foreign exchange or interest rates.

Four Ways to Meet Your Needs

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

MARKET DOWNSIDE PROTECTION

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed-income

BEST FOR: Investors interested in growth- or income- oriented market exposure with capital preservation securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

ENHANCED INCOME

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current

BEST FOR: Yield-oriented investors seeking higher returns

income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities.

Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

BEFORE INVESTING

Get All the Facts

Market-Linked Investments may not be suitable for all investors. Since Market-Linked Investments have varying payout characteristics, risks and rewards, you need to understand the characteristics of each specific investment, as well as those of the linked asset. It’s important that you carefully read the related disclosure document, which contains detailed explanation of the terms, risks, tax treatment and other relevant information. It’s also recommended that you consult your accounting, legal or tax advisors.

MARKET ACCESS

Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments.

        Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of

BEST FOR: Gaining exposure to less- readily available market sectors, asset classes and/or strategies the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

ENHANCED RETURN

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential

BEST FOR: Investors interested in optimizing exposure to a given market or markets to receive better-than-market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential.

As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Consider These Risks
❑ ❑ ❑ ❑

Depending on the particular Market-Linked Investment, risks may include the loss of principal and the possibility that the investment will decline in value.

Any returns on Market-Linked Investments, including principal-protected investments, are subject to the credit risk of the issuer.

Some Market-Linked Investments cap or limit the upside participation in the linked asset.

Market-Linked Investments exhibit different profit and loss potential than traditional fixed-income securities, and may offer a lower yield.

		❑	Merrill Lynch may decline to buy your Market-Linked Investments if you want to sell prior to maturity and may discontinue making a secondary market in them at any time. And if you can sell them on the secondary market, you may receive less than you paid.
		❑	Market-Linked Investments are not secured deposits and, except for market-linked CDs, come with no backing from the Federal Deposit Insurance Corporation or other government agency.

Problem:

Investors increasingly say that they are looking for ways to protect their portfolios against market volatility and still keep their long-term investment objectives on track.

Solution:

Market-Linked Investments allow you to position your portfolio for volatile markets and provide diversification that might be difficult to achieve with traditional investments. Designed to meet specific objectives, they are debt securities that combine some of the features of traditional bonds with a return potential determined by the performance of another asset or assets. Some of the assets they may be linked to include market indices, individual stocks, commodities, foreign exchange and interest rates.

Benefits of Market-Linked Investments

FLEXIBILITY:

Market-Linked Investments can be used to implement a wide variety of market views.

SIMPLICITY:

Market-Linked Investments reduce financial, tax, legal and operational issues by combining strategies into a single packaged solution.

DIVERSIFICATION:

Market-Linked Investments provide access to a wide variety of asset classes, including some not readily available to individual investors.

ENHANCED RISK/RETURN PROFILES:

Market-Linked Investments may provide full or partial downside market protection and/or enhanced return potential.

Prior to selling any particular Market-Linked Investment, the issuer will have filed a registration statement, including a prospectus, with the Securities and Exchange Commission (SEC) containing more complete information about the potential offerings described in this Investor Education Guide. Before investing, you should carefully read the relevant prospectus and the other documents filed by the issuer with the SEC. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or Merrill Lynch will arrange to have the documents sent to you by calling Merrill Lynch toll-free at 1-866-500-5408.

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